UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-38072

NexGen Energy Ltd.

(Translation of registrant’s name into English)

Suite 3150, 1021 – West Hastings Street

Vancouver, B.C., Canada V6E 0C3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 20, 2017.

NEXGEN ENERGY LTD.

By:	/s/ M. Joanna Cameron
	Name:	M. Joanna Cameron
	Title:	Vice President Legal and General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook I Property, Saskatchewan, Canada

99.2	Consent of Qualified Person - Val Coetzee

99.3	Consent of Qualified Person - Mark Wittrup

99.4	Consent of Qualified Person - Mark B. Mathisen

99.5	Consent of Qualified Person - Jason J. Cox

99.6	Consent of Qualified Person – David A Ross

99.7	Consent of Qualified Person - David M. Robson